UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________________________________________________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

________________________________________________________________

Acorda Therapeutics, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title and Class of Securities)

00484M106
(CUSIP Number)

Samantha Nasello
Scopia Capital Management LP
152 West 57th St., 33rd Floor
New York, NY 10019
(212) 370-0303
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2018
(Date of Event Which Requires Filing of Statement)
_____________________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 00484M106

(1)	Name of Reporting Persons: Scopia Capital Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,227,791
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,227,791
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,227,791
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.4%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*
Based on 47,066,476 shares of Common Stock of Acorda Therapeutics, Inc. (the “Issuer”) outstanding as of May 7, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 9, 2018.

Schedule 13D

CUSIP No. 00484M106

(1)	Name of Reporting Persons: Scopia Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,227,791
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,227,791
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,227,791
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.4%*
(14)	Type of Reporting Person (See Instructions): CO, HC

*	Based on 47,066,476 shares of Common Stock of the Issuer outstanding as of May 7, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2018.

Schedule 13D

CUSIP No. 00484M106

(1)	Name of Reporting Persons: Matthew Sirovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,227,791
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,227,791
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,227,791
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.4%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 47,066,476 shares of Common Stock of the Issuer outstanding as of May 7, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2018.

Schedule 13D

CUSIP No. 00484M106

(1)	Name of Reporting Persons: Jeremy Mindich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,227,791
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,227,791
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,227,791
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 15.4%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 47,066,476 shares of Common Stock of the Issuer outstanding as of May 7, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2018.

Amendment No. 4 to Schedule 13D

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by Scopia Capital Management LP (“Scopia Capital”), Scopia Management, Inc. (“Scopia Management”), Matthew Sirovich and Jeremy Mindich (collectively, the “Reporting Persons”) on August 7, 2017, as amended by Amendment No. 1 filed on August 31, 2017, Amendment No. 2 filed on February 28, 2018 and Amendment No. 3 filed on June 20, 2018. This Amendment No. 4 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The aggregate purchase price of the shares of the Issuer’s Common Stock, par value $0.001 per share (the “Common Stock”) directly held by the Investment Vehicles reported herein was $155,571,466.00. The shares of Common Stock directly held by the Investment Vehicles were purchased with the working capital of the Investment Vehicles (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). All shares of Common Stock reported herein were purchased in open market transactions through a broker.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

This Amendment No. 4 is being filed to report dispositions of beneficial ownership of shares of Common Stock in an amount equal to one percent or more of the Issuer’s outstanding Common Stock since the Reporting Persons filed their last Schedule 13D amendment. The disclosure in Item 5(c) below regarding transactions in the Issuer’s Common Stock effected during the previous 60 days is incorporated by reference herein. Consistent with their investment purpose, the Reporting Persons may make, or cause, further dispositions of Common Stock from time to time and may acquire or cause to be acquired, additional shares of Common Stock, in each case depending on market conditions and other factors.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions with directors and officers of the Issuer, the Issuer’s financial position and strategic direction, actions taken by the Issuer’s Board of Directors, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein or previously disclosed in the Schedule 13D, as amended, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on 47,066,476 shares of Common Stock of the Issuer outstanding as of May 7, 2018, as reported in the Issuer’s Form 10-Q filed with the SEC on May 9, 2018.

The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.

(c) Except as set forth on Schedule A attached hereto or previously disclosed in this Schedule 13D, as amended, there have been no transactions in shares of Common Stock during the 60 days prior to the date hereof by any of the Reporting Persons. The information set forth on Schedule A is incorporated herein by reference.

(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Investment Vehicles, all of which are investment management clients of Scopia Capital. None of the Investment Vehicles individually directly holds more than 5% of the Issuer’s outstanding shares of Common Stock. The limited partners of (or investors in) each of the Investment Vehicles have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of their respective Investment Vehicles in accordance with their respective limited partnership interests (or investment percentages) in their respective Investment Vehicles.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 23, 2018

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By:	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich

SCHEDULE A

TRANSACTIONS

Except as previously disclosed in this Schedule 13D, as amended, the following table sets forth all transactions by the Reporting Persons (on behalf of the Investment Vehicles) with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on July 20, 2018. Except as otherwise noted below, all such transactions were sales of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Scopia Capital Management LP
Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase / Sale
Sale	(58,700)	30.3679	6/20/2018
Sale	(60,295)	30.5274	6/21/2018
Sale	(35,889)	30.0613	7/2/2018
Sale	(3,400)	30.0147	7/3/2018
Sale	(27,093)	30.0956	7/5/2018
Sale	(160,000)	30.6954	7/6/2018
Sale	(32,128)	30.2711	7/9/2018
Sale	(8,226)	30.2675	7/10/2018
Sale	(100)	30	7/13/2018
Sale	(25,000)	30.0391	7/16/2018
Sale	(8,199)	30.0468	7/17/2018
Sale	(21,460)	28.9717	7/18/2018
Sale	(65,700)	29.1455	7/19/2018
Sale	(21,580)	29.0498	7/20/2018